Teva to Present New Data at the 2016 American Thoracic Society (ATS) International Conference

Presentations Highlight New Results for Two Asthma Therapies – CINQAIR® (reslizumab)
Injection and ProAir RespiClick® (albuterol sulfate) Inhalation Powder

JERUSALEM, May 12, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced that seven company-sponsored abstracts will be presented at the 2016 American Thoracic Society (ATS) International Conference in San Francisco, California on May 13-18, 2016.

Data to be presented include two late-breaking abstracts for CINQAIR® (reslizumab) Injection, an interleukin 5 antagonist monoclonal antibody (IgG4 kappa) recently approved by the U.S. Food and Drug Administration (FDA) for add-on maintenance treatment of patients with severe asthma aged 18 years and older, and with an eosinophilic phenotype. CINQAIR® is not indicated for the treatment of other eosinophilic conditions or the relief of acute bronchospasm or status asthmaticus.

Two CINQAIR® abstracts are based on efficacy data pooled from two 52-week placebo-controlled trials. The first abstract describes the association between early improvements in lung function and asthma symptoms, and the frequency of asthma exacerbations. The second abstract evaluated the effect of CINQAIR® on the need for rescue systemic corticosteroid use. Both abstracts will be presented during a thematic poster session focused on eosinophilic airway disease. A third CINQAIR® abstract focused on the steady-state pharmacokinetic profile across a range of patient body weight categories in support of weight-based dosing for intravenous CINQAIR®.

Teva will also present data for ProAir RespiClick® (albuterol sulfate) Inhalation Powder which was recently FDA approved for expanded use in pediatric patients (aged 4 and above). Data slated for poster presentation will include an analysis of the time to and duration of response to ProAir RespiClick® and ProAir (HFA) Inhalation Aerosol in children (aged 4–11 years) relative to placebo.

Finally, two abstracts from Teva Health Economics and Outcomes Research will be presented. These abstracts focus on the clinical and economic burden of uncontrolled asthma and elevated eosinophil levels and adherence to guideline-recommended asthma medication in inadequately controlled asthma patients.

“We are pleased to present new results at ATS for two important therapies for specific subgroups of the asthma patient population – children ages 4-11 and adults living with a severe form of the condition,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “This international platform allows us to broadly showcase the meaningful work that Teva continues to do in the respiratory space. It is our hope that through the research and development of innovative medications we can better serve the needs of those living with asthma.”

The following Teva-sponsored data will be presented at the 2016 ATS International Conference:

CINQAIR® (reslizumab) Injection

#P732: Association between Early Improvements In Lung Function and Asthma Control with Reslizumab and the Annual Rate of Asthma Exacerbations

•	This abstract will be presented via thematic poster discussion on Sunday, May 15, 2016 during the A39: Eosinophilic Airway Disease session from 9:00 AM – 12:45 PM.

#P733: Effect of reslizumab treatment on rescue systemic corticosteroid use in patients with asthma and elevated blood eosinophils: results from a pooled analysis of two phase 3, placebo-controlled trials

•	This abstract will be presented via thematic poster discussion on Sunday, May 15, 2016 during the A39: Eosinophilic Airway Disease session from 9:00 AM – 12:45 PM.

#P55: The steady-state pharmacokinetic (PK) profile across a range of patient body weight categories supports weight-based dosing for intravenous (IV) reslizumab

•	This abstract will be presented via thematic poster discussion on Sunday, May 15, 2016 during the A36: Clinical Problems with Asthma and Allergy session from 9:00 AM – 12:45 PM.

ProAir RespiClick® (albuterol sulfate) Inhalation Powder

#P631: Duration of Response and Time to Response of Albuterol Multidose Dry Powder Inhaler vs Albuterol Hydrofluoroalkane and Placebo in Children With Asthma

•	This abstract (A3809) will be presented via poster at B51: the Pediatric Asthma: Evaluation and Treatment session on Monday, May 16, 2016 from 9:00 AM – 4:15 PM.

#P637: No Tachyphylaxis Following Chronic Use of Albuterol Multidose Dry Powder Inhaler in Children With Asthma Over 3 Weeks

•	This abstract (A3810) will be presented via poster at the B51: Pediatric Asthma: Evaluation and Treatment session on Monday, May 16, 2016 from 9:00 AM – 4:15 PM.

Health Economics & Outcomes Research

#8733: Clinical and Economic Burden of Uncontrolled Asthma and Elevated Eosinophil Levels

•	This oral presentation will occur during the A16: Epidemiology and Health Care Costs of Pediatric and Adult Asthma mini symposium on Sunday, May 15, 2016 from 9:00 AM – 11:00 AM.

#P224: Adherence to Guideline-Recommended Asthma Medication has no impact on Healthcare Resource Utilization and Costs in inadequately controlled asthma patients

•	This abstract will be presented during a thematic poster at the B48: Asthma: Insights from the Bench, Genetics and Epidemiology session on Monday, May 16, 2016 from 9:00 AM – 4:15 PM.

About CINQAIR® (reslizumab) Injection
CINQAIR® is a humanized interleukin-5 (IL-5) antagonist monoclonal antibody (IgG4 kappa), approved by the U.S. Food and Drug Administration (FDA) for add-on maintenance treatment of patients with severe asthma in aged 18 years and older, and with an eosinophilic phenotype. IL-5 is the most selective eosinophil cytokine known and plays a major role in the maturation, activation and survival of eosinophils. In asthma patients, the eosinophilic phenotype is associated with compromised lung function, more frequent symptoms, and increased risk of exacerbations. It has been proposed that reslizumab binds to human IL-5 and prevents it from binding to the IL-5 receptor, thereby reducing eosinophilic inflammation, however, the mechanism of reslizumab action in asthma has not been definitively established.

Important Safety Information
WARNING: ANAPHYLAXIS

Anaphylaxis has been observed with CINQAIR infusion in 0.3% of patients in placebo-controlled clinical studies. Anaphylaxis was reported as early as the second dose of CINQAIR.

Anaphylaxis can be life-threatening. Patients should be observed for an appropriate period of time after CINQAIR administration by a healthcare professional prepared to manage anaphylaxis. Discontinue CINQAIR immediately if the patient experiences signs or symptoms of anaphylaxis.

CINQAIR is contraindicated in patients who have known hypersensitivity to reslizumab or any of its excipients.

In placebo-controlled clinical studies, 6/1028 (0.6%) patients receiving 3 mg/kg CINQAIR had at least 1 malignant neoplasm reported compared to 2/730 (0.3%) patients in the placebo group.

No clinical studies have been conducted to assess reduction of maintenance corticosteroid dosages following administration of CINQAIR. Do not discontinue systemic or inhaled corticosteroids abruptly upon initiation of therapy with CINQAIR. Reductions in corticosteroid dose, if appropriate, should be gradual and performed under the supervision of a physician. Reduction in corticosteroid dose may be associated with systemic withdrawal symptoms and/or unmask conditions previously suppressed by systemic corticosteroid therapy.

Eosinophils may be involved in the immunological response to some parasitic (helminth) infections. Treat patients with pre-existing helminth infections before initiating CINQAIR. If patients become infected while receiving treatment with CINQAIR and do not respond to anti-helminth treatment, discontinue treatment with CINQAIR until infection resolves.

Adverse reactions that occurred at greater than or equal to 2% incidence and more commonly than in the placebo group included 1 event: oropharyngeal pain (2.6% vs. 2.2%).

Please click here for full Prescribing Information, including Boxed Warning: http://www.cinqair.com/pdf/PrescribingInformation.pdf

About ProAir RespiClick® (albuterol sulfate) Inhalation Powder
ProAir RespiClick® (albuterol sulfate) Inhalation Powder is indicated in patients 4 years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm.

Important Safety Information

ProAir RespiClick® (albuterol sulfate) Inhalation Powder is contraindicated in patients with hypersensitivity to albuterol or patients with a severe hypersensitivity to milk proteins. Rare cases of hypersensitivity reactions, including urticaria, angioedema, and rash have been reported after the use of albuterol sulfate. There have been reports of anaphylactic reactions in patients using inhalation therapies containing lactose

ProAir RespiClick® can produce paradoxical bronchospasm that may be life-threatening. Discontinue ProAir RespiClick® and institute alternative therapy if paradoxical bronchospasm occurs

Need for more doses of ProAir RespiClick® than usual may be a marker of acute or chronic deterioration of asthma and requires reevaluation of treatment

ProAir RespiClick® alone may not be adequate to control asthma in many patients. Early consideration should be given to adding anti-inflammatory agents, e.g., corticosteroids

ProAir RespiClick®, like other beta-adrenergic agonists, can produce clinically significant cardiovascular effects in some patients, as measured by heart rate, blood pressure, and/or symptoms. If such effects occur, the drug may need to be discontinued

ProAir RespiClick®, as with all sympathomimetic amines, should be used with caution in patients with cardiovascular disorders (especially coronary insufficiency, cardiac arrhythmias, and hypertension), convulsive disorders, hyperthyroidism, and diabetes

Fatalities have been reported in association with excessive use of inhaled sympathomimetic drugs in patients with asthma. Do not exceed the recommended dose

Immediate hypersensitivity reactions may occur. Discontinue ProAir RespiClick® immediately

ProAir RespiClick® may produce significant hypokalemia in some patients, which has the potential to produce adverse cardiovascular effects. The decrease is usually transient, not requiring supplementation

Potential drug interactions can occur with beta-blockers, diuretics, digoxin, or monoamine oxidase inhibitors, and tricyclic antidepressants

In controlled studies of ProAir RespiClick® in patients 12 years of age and older, adverse events that occurred at an incidence rate of at least 1% and greater than placebo included back pain (2% vs 1%), pain (2% vs <1%), gastroenteritis viral (1% vs <1%), sinus headache (1% vs <1%), and urinary tract infection (1% vs <1%)

In controlled studies of ProAir RespiClick® in patients 4 to 11 years of age, adverse events that occurred at an incidence rate of at least 2% and greater than placebo included nasopharyngitis (2% vs 1%), oropharyngeal pain (2% vs 1%), and vomiting (3% vs 1%)

Please click here for Full Prescribing Information: http://www.myproair.com/respiclick/library/docs/PINew.pdf

About Teva Respiratory
Teva Respiratory develops and delivers high-quality treatment options for respiratory conditions, including asthma, COPD and allergic rhinitis. The Teva Respiratory portfolio is centered on optimizing respiratory treatment for patients and healthcare providers through the development of novel delivery systems and therapies that help address unmet needs. The company’s respiratory pipeline and clinical trial program are based on drug molecules delivered in proprietary dry powder formulations and breath-actuated device technologies, as well as a targeted biologic treatment for severe asthma. Through research and clinical development, Teva Respiratory continually works to expand, strengthen and build upon its treatment portfolio to positively impact the lives of the millions of patients living with respiratory disease.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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